ICI MUTUAL INSURANCE COMPANY

		       INVESTMENT COMPANY BLANKET BOND

				RIDER NO. 9


INSURED										BOND NUMBER

BlackRock Apex Municipal Fund, Inc.						87124106B
EFFECTIVE DATE			BOND PERIOD			AUTHORIZED REPRESENTATIVE

September 29, 2006	     June 10, 2006 to June 10, 2007	/S/ Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations,Name of Insured, as

Apex Municipal Fund, Inc.
Merrill Lynch Balanced Capital Fund, Inc.
Merrill Lynch Bond Fund, Inc.
Corporate High Yield Fund, Inc.
Corporate High Yield Fund III, Inc.
Debt Strategies Fund, Inc.
Merrill Lynch Developing Capital Markets Fund, Inc.
Merrill Lynch EuroFund
Financial Institutions Series Trust
Merrill Lynch Basic Value Fund, Inc.
Merrill Lynch Value Opportunities Fund, Inc.
Merrill Lynch Global Financial Services Fund, Inc.
Merrill Lynch Focus Value Fund, Inc.
Fund Asset Management Master Trust
Merrill Lynch Fundamental Growth Fund, Inc.
Merrill Lynch Global Allocation Fund, Inc.
Merrill Lynch Focus Twenty Fund, Inc.
Merrill Lynch Senior Floating Rate Fund II, Inc.
Merrill Lynch U.S. High Yield Fund, Inc.
Merrill Lynch Global Growth Fund, Inc.
Merrill Lynch Global SmallCap Fund, Inc.
Merrill Lynch Global Technology Fund, Inc.
Merrill Lynch Global Value Fund, Inc.
Merrill Lynch Healthcare Fund, Inc.
Merrill Lynch Index Funds, Inc.
Merrill Lynch Investment Managers Funds, Inc.
Merrill Lynch Large Cap Series Funds, Inc.
Merrill Lynch Latin America Fund, Inc.
Mercury Basic Value Fund, Inc.
Mercury Funds, Inc.
Mercury Funds II
Mercury Master Trust
Merrill Lynch California Municipal Series Trust
Merrill Lynch Equity Dividend Fund
Merrill Lynch Multi-State Municipal Series Trust
Merrill Lynch Municipal Bond Fund, Inc.
FAM Series Fund, Inc
FAM Variable Series Funds, Inc.
MuniAssets Fund, Inc.
MuniEnhanced Fund, Inc.
MuniHoldings California Insured Fund, Inc.
MuniHoldings Florida Insured Fund
MuniHoldings Fund, Inc.
MuniHoldings Fund II, Inc.
MuniHoldings Insured Fund, Inc.
MuniHoldings Insured Fund II, Inc.
MuniYield Michigan Insured Fund II, Inc.
MuniHoldings New Jersey Insured Fund, Inc.
MuniHoldings New York Insured Fund, Inc.
MuniVest Fund, Inc.
MuniVest Fund II, Inc.
MuniYield Arizona Fund, Inc.
MuniYield California Fund, Inc.
MuniYield California Insured Fund, Inc.
MuniYield Florida Fund
MuniYield Florida Insured Fund
MuniYield Fund, Inc.
MuniYield Insured Fund, Inc.
MuniYield Michigan Insured Fund, Inc.
MuniYield New Jersey Fund, Inc.
MuniYield New Jersey Insured Fund, Inc.
MuniYield New York Insured Fund, Inc.
MuniYield Pennsylvania Insured Fund
MuniYield Quality Fund, Inc.
MuniYield Quality Fund II, Inc.
Merrill Lynch Natural Resources Trust
Merrill Lynch Pacific Fund, Inc.
The S&P 500 Protected Equity Fund, Inc.
Merrill Lynch Senior Floating Rate Fund, Inc.
Senior High Income Portfolio, Inc.
Merrill Lynch Short-Term U.S. Government Fund, Inc.
The Asset Program, Inc.
Merrill Lynch U.S. Government Fund
Merrill Lynch Utilities & Telecommunications Fund, Inc.
Merrill Lynch World Income Fund, Inc.
Corporate High Yield Fund V, Inc.
Merrill Lynch Principal Protected Trust
Merrill Lynch Municipal Series Trust
Preferred Income Strategies Fund, Inc.
Corporate High Yield Fund VI, Inc.
Preferred and Corporate Income Strategies Fund, Inc.
Muni Intermediate Duration Fund, Inc.
Muni New York Intermediate Duration Fund, Inc.
Floating Rate Income Strategies Fund, Inc.
Merrill Lynch Inflation Protected Fund
Merrill Lynch Real Investment Fund
Capital and Income Strategies Fund, Inc.
Floating Rate Income Strategies Fund II, Inc.
Multi-Strategy Hedge Opportunities LLC
Diversified Income Strategies Portfolio, Inc.
Enhanced Equity Yield Fund, Inc.
Enhanced Equity Yield & Premium Fund, Inc.
Multi-Strategy Hedge Advantage
Enhanced Government Fund, Inc.
Merrill Lynch Global Equity Opportunities Fund


is changed to:

BlackRock Apex Municipal Fund, Inc.
BlackRock Balanced Capital Fund, Inc.
BlackRock Bond Fund, Inc.
BlackRock Corporate High Yield Fund, Inc.
BlackRock Corporate High Yield Fund III, Inc.
BlackRock Debt Strategies Fund, Inc.
BlackRock Developing Capital Markets Fund, Inc.
BlackRock EuroFund
BlackRock Financial Institutions Series Trust
BlackRock Basic Value Fund, Inc.
BlackRock Value Opportunities Fund, Inc.
BlackRock Global Financial Services Fund, Inc.
BlackRock Focus Value Fund, Inc.
Short-Term Bond Master Trust
BlackRock Fundamental Growth Fund, Inc.
BlackRock Global Allocation Fund, Inc.
BlackRock Focus Twenty Fund, Inc.
BlackRock Senior Floating Rate Fund II, Inc.
BlackRock U.S. High Yield Fund, Inc.
BlackRock Global Growth Fund, Inc.
BlackRock Global SmallCap Fund, Inc.
BlackRock Global Technology Fund, Inc.
BlackRock Global Value Fund, Inc.
BlackRock Healthcare Fund, Inc.
BlackRock Index Funds, Inc.
BlackRock Short-Term Bond Series, Inc.
BlackRock Large Cap Series Funds, Inc.
BlackRock Latin America Fund, Inc.
BlackRock Basic Value Fund II, Inc.
BlackRock Series, Inc.
BlackRock Funds II
BlackRock Master Trust
BlackRock California Municipal Series Trust
BlackRock Equity Dividend Fund
BlackRock Multi-State Municipal Series Trust
BlackRock Municipal Bond Fund, Inc.
BlackRock Series Fund, Inc
BlackRock Variable Series Funds, Inc.
BlackRock MuniAssets Fund, Inc.
BlackRock MuniEnhanced Fund, Inc.
BlackRock MuniHoldings California Insured Fund, Inc.
BlackRock MuniHoldings Florida Insured Fund
BlackRock MuniHoldings Fund, Inc.
BlackRock MuniHoldings Fund II, Inc.
BlackRock MuniHoldings Insured Fund, Inc.
BlackRock MuniHoldings Insured Fund II, Inc.
BlackRock MuniYield Michigan Insured Fund II, Inc.
BlackRock MuniHoldings New Jersey Insured Fund, Inc.
BlackRock MuniHoldings New York Insured Fund, Inc.
BlackRock MuniVest Fund, Inc.
BlackRock MuniVest Fund II, Inc.
BlackRock MuniYield Arizona Fund, Inc.
BlackRock MuniYield California Fund, Inc.
BlackRock MuniYield California Insured Fund, Inc.
BlackRock MuniYield Florida Fund
BlackRock MuniYield Florida Insured Fund
BlackRock MuniYield Fund, Inc.
BlackRock MuniYield Insured Fund, Inc.
BlackRock MuniYield Michigan Insured Fund, Inc.
BlackRock MuniYield New Jersey Fund, Inc.
BlackRock MuniYield New Jersey Insured Fund, Inc.
BlackRock MuniYield New York Insured Fund, Inc.
BlackRock MuniYield Pennsylvania Insured Fund
BlackRock MuniYield Quality Fund, Inc.
BlackRock MuniYield Quality Fund II, Inc.
BlackRock Natural Resources Trust
BlackRock Pacific Fund, Inc.
BlackRock S&P 500 Protected Equity Fund, Inc.
BlackRock Senior Floating Rate Fund, Inc.
BlackRock Senior High Income Fund, Inc.
BlackRock Short-Term U.S. Government Fund, Inc.
BlackRock Mid Cap Value Opportunities Series, Inc.
BlackRock U.S. Government Fund
BlackRock Utilities & Telecommunications Fund, Inc.
BlackRock World Income Fund, Inc.
BlackRock Corporate High Yield Fund V, Inc.
BlackRock Principal Protected Trust
BlackRock Municipal Series Trust
BlackRock Preferred Income Strategies Fund, Inc.
BlackRock Corporate High Yield Fund VI, Inc.
BlackRock Preferred and Corporate Income Strategies Fund, Inc.
BlackRock Muni Intermediate Duration Fund, Inc.
BlackRock Muni New York Intermediate Duration Fund, Inc.
BlackRock Floating Rate Income Strategies Fund, Inc.
BlackRock Inflation Protected Fund
BlackRock Real Investment Fund
BlackRock Capital and Income Strategies Fund, Inc.
BlackRock Floating Rate Income Strategies Fund II, Inc.
BlackRock Multi-Strategy Hedge Opportunities Fund LLC
BlackRock Diversified Income Strategies Fund, Inc.
BlackRock Enhanced Equity Yield Fund, Inc.
BlackRock Enhanced Equity Yield & Premium Fund, Inc.
BlackRock Multi-Strategy Hedge Advantage Fund
BlackRock Enhanced Government Fund, Inc.
BlackRock Global Dynamic Equity Fund


Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


		ICI MUTUAL INSURANCE COMPANY

		INVESTMENT COMPANY BLANKET BOND

			RIDER NO. 10


INSURED										BOND NUMBER

BlackRock Apex Municipal Fund, Inc.						87124106B
EFFECTIVE DATE			BOND PERIOD			AUTHORIZED REPRESENTATIVE

September 29, 2006	     June 10, 2006 to June 10, 2007	/S/ Frank R. Vento
In consideration of the premium charged for this Bond, and
notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond,it is hereby understood and
agreed that the following shall not be Insureds under this Bond:

Merrill Lynch Investment Managers, L.P
Merrill Lynch Investment Managers International Limited
Fund Asset Management, L.P.
Merrill Lynch Asset Management U.K. Limited
FAM Distributors, Inc.
Merrill Lynch Investment Managers, LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

		ICI MUTUAL INSURANCE COMPANY

		INVESTMENT COMPANY BLANKET BOND

			RIDER NO. 11


INSURED										BOND NUMBER

BlackRock Apex Municipal Fund, Inc.						87124106B
EFFECTIVE DATE			BOND PERIOD			AUTHORIZED REPRESENTATIVE

September 20, 2006	     June 10, 2006 to June 10, 2007	/S/ Frank R. Vento

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

Lebenthal Funds, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
_________________________________________________________

			Fidelity Bond Form of Resolutions

	RESOLVED, that the terms and amount of joint insured fidelity bond to be obtained from ICI Mutual Insurance Company in the amount of $135,000,000 covering Merrill Lynch Investment Managers, L.P., Fund Asset Management,
L.P., Merrill Lynch Asset Management U.K. Limited, Merrill Lynch Investment Managers International Ltd., and Merrill Lynch Investment Managers, LLC
(the Advisers), registered investment companies advised or managed by the Advisers, and FAM Distributors, Inc. (the Distributor), of which approximately $__________ of coverage will be allocated to the Fund (see attached allocation), be, and they hereby are approved in substantially the form presented at the meeting with such changes as counsel deems necessary; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized to pay the amount of the total premium allocated to the Fund for the year payable with respect to such bond as described in the Joint Fidelity Bond Agreement and outlined in the attached Allocation of Premium; and

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insured, the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, the value of the assets of the Fund, the type and terms of the arrangements made for custody of the Fund's assets, and the nature of the securities in the Fund's portfolio; and

FURTHER RESOLVED, that this Board has determined that the benefits of obtaining fidelity bond coverage from ICI Mutual, including the opportunity to obtain stable,low-cost insurance coverage from ICI Mutual, justify paying the Reserve Premium and making the commitments for additional payments to ICI Mutual, including acceptance of restrictions upon the withdrawal of the Reserve Premium; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to execute such other documents and take such other action as may be deemed necessary or desirable to effect the Fund's purchase of a fidelity bond from ICI Mutual including but not limited to executing a signature commitment to ICI Mutual and obtaining a Letter of Credit from State Street Bank and Trust Company; and

FURTHER RESOLVED, that the form of Joint Insured Fidelity Bond Agreement between the Fund and the other named joint insureds, in substantially the form presented at the meeting is approved with such further changes therein as any officer of the Fund may deem necessary or advisable with the advice of counsel, such officers execution of the Agreement to be conclusive evidence of this determination; and

FURTHER RESOLVED, that any officer of the Fund is authorized to execute and deliver such Agreement on behalf of the Fund; and

FURTHER RESOLVED, that the fidelity bond premiums paid by the Fund pursuant to Rule 17g-1 under the 1940 Act shall be reallocated from time to time to allow for changes during the policy year arising from the addition of joint insureds to the bond, the growth or loss of gross assets of the Fund during the year requiring additional or reduced coverage in accordance with Rule 17g-1
(d) under the Investment Company Act of 1940, as amended (the 1940 Act), or the liquidation or merger of named insureds; and

FURTHER RESOLVED, that the following practices are hereby adopted as the procedures for allocating and reallocating fidelity bond premium expense among the named joint insureds: (i) the joint fidelity bond premium expense allocated to each named insured will be based on the amount of coverage assigned to each named insured from time to time, and (ii) coverage for the Fund under the joint insured bond will be based on the amount of coverage required by Rule 17g-1 (d) under the 1940 Act from time to time plus additional coverage to allow for reasonable growth of the Fund; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized and directed to implement the foregoing procedures by, among other things: (i) monitoring the amount of fidelity bond coverage assigned to the Fund and, if necessary, increasing or decreasing such coverage to comply with the Boards procedures, and (ii) if necessary, reallocating the joint fidelity bond expense in accordance with the foregoing procedures for allocating the premium adopted by the Board; and

FURTHER RESOLVED, that the Secretary is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund are authorized and directed to take such action as they deem it necessary and appropriate with respect to obtaining additional fidelity bond coverage as they deem it becomes necessary or appropriate pursuant to Rule 17g-1 under the 1940 Act.

_____________________________________

INSURANCE ANALYSIS 2006-2007
SECOND QUARTER ALLOCATION OF PREMIUM
FOR $135,000,000 FIDELITY BOND COVERAGE
BASED ON AUGUST 31, 2006 ASSETS
						FIDELITY
						LIMIT OF	FIDELITY
						LIABILITY	PREMIUM
CLUSTER A:
Master Basic Value Trust/			2,500,000 	15,928.69
     BlackRock Basic Value Fund II, Inc./
     BlackRock Basic Value Fund, Inc.
BlackRock Balanced Capital Fund, Inc.		1,700,000 	10,831.51
BlackRock Natural Resources Trust		750,000 	4,778.61
Merrill Lynch Ready Assets Trust		2,500,000 	15,928.69
Master  Value Opportunities Trust/    		1,900,000 	12,105.81
     BlackRock Value Opportunities Fund Inc.
Merill Lynch U.S. Treasury Money Fund		450,000 	2,788.03
Merrill Lynch USA Government Reserves		600,000 	3,822.89
BlackRock MuniYield Pennsylvania Insured Fund	750,000 	4,778.61
BlackRock MuniYield New Jersey Insured Fund	600,000 	3,822.89
BlackRock MuniYield Michigan Insured Fund, Inc.	750,000 	4,778.61
BlackRock MuniYield Florida Insured Fund	600,000 	3,822.89
BlackRock Global Growth Fund, Inc.		900,000 	5,734.33
ML Disciplined Equity Fund, Inc.		50,000 		0.00
BlackRock Series Fund, Inc.    			1,900,000 	12,105.81
Quantitative Master Series Trust / 		2,500,000 	15,928.69
BlackRock S&P 500 Protected Equity Fund, Inc. 	400,000 	2,548.59
ML Strategy Series, Inc.			50,000 		0.00
BlackRock Muni Intermediate Duration Fund, Inc.	1,000,000 	6,371.48
BlackRock Muni New York Intermediate Duration
 Fund, Inc.					450,000 	2,867.17
CLUSTER B:
Master Government Securities Trust /		1,250,000 	7,964.35
     CMA Govt Securities Fund/
     WCMA Govt Securities Fund
Master Money Trust /				2,500,000 	15,928.69
     CMA Money Fund/
     WCMA Money Fund
Master Tax-Exempt Trust /			2,500,000 	15,928.69
     CMA Tax-Exempt Fund/
     WCMA Tax-Exempt Fund
CMA Multi-State Muni Series Trust		2,500,000 	15,928.69
Master Bond Trust /				2,100,000 	13,380.10
     Core Bond Portfolio of BlackRock Bond Fund
BlackRock Bond Fund, Inc.			1,500,000 	9,557.22
BlackRock Municipal Bond Fund, Inc.		1,900,000 	12,105.81
BlackRock Municipal Intermediate Term Fund	600,000 	3,822.89
BlackRock Equity Dividend Fund			1,000,000 	6,213.21
BlackRock MuniVest Fund, Inc.			1,000,000 	6,371.48
BlackRock Utilities and Telecommunications Fund	600,000 	3,704.19
Master Treasury Trust /				1,000,000 	6,767.14
     CMA Treasury/
     WCMA Treasury
BlackRock MuniVest Fund II, Inc.		750,000 	4,778.61
BlackRock Senior High Income Fund, Inc.		750,000 	4,778.61
BlackRock MuniHoldings Fund, Inc.		750,000 	4,778.61
BlackRock MuniHoldings Florida Insured Fund	1,000,000 	6,371.48
BlackRock MuniHoldings New York Insured Fund	1,000,000 	6,371.48
BlackRock Debt Strategies Fund, Inc.		1,250,000 	7,964.35
BlackRock MuniHoldings Fund II, Inc. 		750,000 	4,778.61
BlackRock MuniHoldings New Jersey Insured Fund	900,000 	5,734.33
Master U.S. High Yield Trust/	600,000 	3,822.89
     BlackRock U.S. High Yield Fund, Inc.
BlackRock MuniHoldings Insured Fund, Inc.	750,000 	4,778.61
Master Senior Floating Rate Trust/		1,000,000 	6,767.14
     BlackRock Senior Floating Rate Fund II, Inc.
     BlackRock Senior Floating Rate Fund, Inc.
Global Financial Services Master Trust/		525,000 	3,345.02
     BlackRock Global Financial Services Fund
BlackRock EuroFund				1,000,000 	6,371.48
BlackRock Pacific Fund, Inc.			1,250,000 	7,964.35
BlackRock Healthcare Fund, Inc.			750,000 	4,778.61
BlackRock Global Allocation Fund, Inc.		2,500,000 	16,999.02
BlackRock Developing Capital Markets Fund, Inc.	750,000 	4,778.61
BlackRock Latin America Fund, Inc.		750,000 	4,778.61
BlackRock Global SmallCap Fund, Inc.		1,250,000 	7,964.35
BlackRock Global Value Fund, Inc.		1,000,000 	6,371.48
BlackRock Global Technology Fund, Inc.		750,000 	4,778.61
BlackRock Floating Rate Income Strategies Fund	750,000 	4,778.61
BlackRock Floating Rate Income Strategies
 Fund II, Inc.					750,000 	4,778.61
BlackRock Diversified Income Strategies Fund	750,000 	4,778.61
BlackRock Global Dynamic Equity Fund		600,000 	3,822.89
CLUSTER C:
BlackRock U.S. Government Fund			1,500,000 	9,873.75
BlackRock Focus Value Fund, Inc.		750,000 	4,778.61
Merrill Lynch Retirement Series Trust		2,500,000 	15,928.69
BlackRock Variable Series Funds, Inc.		2,500,000 	15,928.71
BlackRock Financial Institutions Series Trust	450,000 	2,788.03
BlackRock Apex Municipal Fund, Inc.		600,000 	3,822.89
BlackRock Short-Term U.S. Government Fund, Inc.	600,000 	3,822.89
BlackRock MuniYield Insured Fund, Inc.		1,500,000 	9,557.22
BlackRock Fundamental Growth Fund, Inc.		2,500,000 	15,928.69
BlackRock Corporate High Yield Fund, Inc.	750,000 	4,778.61
BlackRock MuniAssets Fund, Inc.	750,000 	4,778.61
BlackRock Mid Cap Value Opportunities Series	750,000 	4,778.61
BlackRock Corporate High Yield Fund III, Inc.	750,000 	4,778.61
BlackRock MuniHoldings Insured Fund II, Inc.	900,000 	5,734.33
BlackRock Corporate High Yield V, Inc.		900,000 	5,734.33
BlackRock Corporate High Yield Fund VI, Inc.	900,000 	5,734.33
BlackRock California Municipal Series Trust 	750,000 	4,778.61
BlackRock Multi-State Municipal Series Trust	900,000 	6,052.90
BlackRock World Income Fund, Inc.		600,000 	3,822.89
BlackRock MuniEnhanced Fund, Inc.		900,000 	5,734.33
BlackRock MuniYield Fund, Inc.			1,250,000 	7,964.35
BlackRock MuniYield California Fund, Inc.	900,000 	5,734.33
BlackRock MuniYield Florida Fund		750,000 	4,778.61
BlackRock MuniYield Michigan Insured Fund II	750,000 	4,778.61
BlackRock MuniYield New York Insured Fund, Inc.	1,000,000 	6,371.48
BlackRock MuniYield New Jersey Fund, Inc.	750,000 	4,778.61
BlackRock MuniYield Quality Fund, Inc.		900,000 	5,734.33
BlackRock MuniYield Quality Fund II, Inc.	750,000 	4,778.61
BlackRock MuniYield California Insured Fund 	1,250,000 	7,568.68
BlackRock MuniYield AZ Fund, Inc.		525,000 	3,345.02
BlackRock MuniHoldings California Insured Fund	1,000,000 	6,371.48
Master Focus Twenty Trust/ 			450,000 	2,867.17
     BlackRock Focus Twenty Fund, Inc.
Master Large Cap Series Trust/ 			2,500,000 	16,642.87
     BlackRock Large Cap Series Funds, Inc.
BlackRock Funds II  				1,500,000 	9,557.22
Short-Term Bond Management Master Trust/ 	1,000,000 	6,213.21
     BlackRock Short-Term Bond Series, Inc.
Managed Account Series				750,000 	4,778.61
CLUSTER D:
Master Institutional Money Market Trust/	2,500,000 	15,928.69
     Merrill Lynch Funds For Institutions	2,300,000 	14,654.40
BlackRock Master Trust/ 			900,000 	5,734.33
     BlackRock Series, Inc.
The Europe Fund, Inc.				525,000 	3,345.02
BlackRock Principal Protected Trust		750,000 	5,016.01
BlackRock Preferred Income Strategies Fund Inc.	1,250,000 	7,964.35
BlackRock Preferred and Corporate Income
 Strategies Fund				750,000 	4,778.61
BlackRock Enhanced Equity Yield Fund, Inc 	750,000 	4,778.61
GNMA IAP					525,000 	3,345.02
Master Inflation Protected Trust / 		450,000 	2,867.17
     BlackRock Inflation Protected Fund
Master Real Investment Trust / 			525,000 	3,345.02
     BlackRock Real Investment Fund
BlackRock Capital and Income Strategies Fund 	750,000 	4,778.61
BlackRock Multi-Strategy Hedge Opportunities	525,000 	3,345.02
BlackRock Enhanced Equity Yield & Premium
 Fund, Inc 					750,000 	4,778.61
BlackRock Multi-Strategy Hedge Advantage Fund	300,000 	1,911.44
FDP Series, Inc					750,000 	4,778.61
BlackRock Enhanced Government Fund, Inc 	600,000 	4,060.28

Massachusetts Health & Education Tax Exempt	400,000 	2,548.59

ML Investment Managers, L.P.			2,500,000 	15,928.69
Fund Asset Management, L.P.			2,500,000 	15,928.69
FAM Distributors, Inc.				2,500,000 	15,928.69
MLAM UK Limited					2,500,000 	15,928.69
ML Investment Managers International Limited	2,500,000 	15,928.69
Merrill Lynch Investment Managers, LLC		525,000 	3,344.99
TOTAL PREMIUM PAID TO ICI Mutual			 	816,175.00